        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G/A FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   4  )*
                                           -----


                     Eastern Environmental Services, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   276369105
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 276369105                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      William C. Skuba
      Social Security No. ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            125,625

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,066,101
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,191,726

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,191,726

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages

Item 1(a)    Name of Issuer:

             Eastern Environmental Services, Inc. (the "Issuer")

Item 1(b)    Address of Issuer's Principal Executive Offices:

             1000 Crawford Place
             Mt. Laurel, New Jersey 08054

Item 2(a)    Name of Person Filing:

             William C. Skuba

Item 2(b)    Address of Principal Business Office:

             RR #4, Box 4452
             Drums, PA 18222

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)    CUSIP Number:

             276369 105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable

Item 4       Ownership.

             (a)  Amount Beneficially Owned:

             As of December 31, 1996, the undersigned owned 1,191,726 shares of Common Stock. The undersigned has granted a proxy to Louis D. Paolino, Jr., George Moorehead and Environmental Opportunities Fund, L.P. (the "Fund") to vote 1,066,101 of the shares of Common Stock owned by the undersigned until June 21, 1997 (which number decreases as the undersigned disposes of the shares). Mr. Paolino is the Chairman of the Board and Chief

             Executive Officer of the Company, Mr. Moorehead is a director of the Company, and the Fund is a shareholder of the Company and a Managing Director of the Fund is a director of the Company.

             (b)  Percent of Class:  9.9%

             (c)  Number of shares of Common Stock as to which such person has:

                  (i)    sole power to vote or to        125,625
                         direct the vote

                  (ii)   shared power to vote or       1,066,101
                         to direct the vote

                  (iii)  sole power to dispose or to   1,191,726
                         direct the disposition of

                  (iv)   shared power to dispose or            0
                         to direct the disposition of

Item 5       Ownership of Five Percent or Less of a Class.

             Not Applicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable

Item 8       Identification and Classification of Members of the Group.

             Not Applicable

Item 9       Notice of Dissolution of Group.

             Not Applicable

Item 10      Certification.

             Not Applicable



             After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 10, 1997


   /s/ William C. Skuba
-----------------------------
     William C. Skuba


                                      -5-